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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No.__)*

                      CAPITAL SAVINGS BANCORP, INC.
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                        (Name of Issuer)

               Common Stock, par value $.01 per share
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                 (Title of Class of Securities)

                          140459  10  8
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                         (CUSIP Number)

                      David V. Meyer
         425 Madison Street, Jefferson City, Missouri  65101
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    (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         July 16, 1996
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     (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                         SCHEDULE 13D

CUSIP No. 81425K 10 2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Larry V. Schepers
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) __
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                        __
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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     NUMBER OF      7.   SOLE VOTING POWER
                         44,432 (See Item 5)
     SHARES         -----------------------------------------
                    8.   SHARED VOTING POWER
     BENEFICIALLY         6,351 (See Item 5)
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     OWNED BY       9.   SOLE DISPOSITIVE POWER
                         36,099 (See Item 5)
     EACH REPORTING -----------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     PERSON WITH          9,992 (See Item 5)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,783 (See Item 5)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES                                           __
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
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14.  TYPE OF REPORTING PERSON

     IN
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ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of Capital Savings Bancorp, Inc. (the "Company"), Jefferson Missouri, a savings bank holding company with its main office located at 425 Madison Street, Jefferson City, Missouri 65101.

ITEM 2.  IDENTITY AND BACKGROUND

     The name and address of the person filing this statement is Larry V. Schepers, 425 Madison Street, Jefferson City, Missouri 65101. Mr. Schepers is the President and Chief Executive Officer of the Company and its subsidiary Capital Savings Bank, FSB (the "Bank") at the address stated above. During the last five years, Mr. Schepers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Schepers is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 28, 1993, in connection with the Company's initial public offering of Common Stock, Mr. Schepers acquired 5,149 shares through his individual retirement account and 5,230 shares held jointly with his wife. On the same date, Mr. Schepers' wife acquired, in her own name, 1,121 shares of Common Stock. The foregoing purchases were made for an aggregate purchase price of $115,000. On November 16, 1994, Mr. Schepers purchased through his individual retirement account 625 shares of Common Stock for an aggregate purchase price of $8,437.50. On February 8, 1995, Mr. Schepers purchased individually 1,000 shares of Common Stock for an aggregate purchase price of $14,000. All of the foregoing purchases were made with personal funds.

     On October 27, 1994, 11,730 shares of Common Stock were awarded to Mr. Schepers pursuant to the Company's Recognition and Retention Plan (the "RRP"). As of the date of this filing, 7,038 shares of Common Stock have vested with the remaining 4,692 shares scheduled to vest in two equal installments on January 1, 1997 and 1998, subject to Mr. Schepers' continued service as an officer and/or director of the Company or the Bank. Such shares do not vest in any year in which the Bank is not in compliance with all applicable regulatory capital requirements. Mr.
Schepers was also granted as of October 27, 1994, options to
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purchase 33,430 shares of Common Stock pursuant to the Company's
1993 Stock Option and Incentive Plan (the "Stock Option Plan") of which options relating to 22,287 shares of Common Stock have vested. The remaining options are scheduled to vest on December 28, 1996, subject to Mr. Schepers' continued service as an officer and/or director of the Company or the Bank. Mr. Schepers also had 3,641 shares allocated to his account under the Company's Employee Stock Ownership Plan (the "ESOP") as of the latest ESOP plan statement, dated June 30, 1996 and received by the Company from its administrators on July 16, 1996. As a result, Schepers owns in excess of five percent of the Company's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     All of the shares purchased or otherwise acquired by Mr. Schepers were acquired for investment. Mr. Schepers may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Company for investment or dispose of shares of the Company. As President and Chief Executive Officer, Mr. Schepers regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

     Except as noted above, Mr. Schepers has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;
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     (g)  changes in the Company's articles of incorporation,
bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number of shares of Common Stock beneficially owned by Mr. Schepers for purposes of this statement is 50,783 shares, representing 5.29% of the Company's Common Stock outstanding on the date hereof (938,000 shares). Such amount includes options granted to Mr. Schepers to purchase 22,287 shares of Common Stock pursuant to the Stock Option Plan. Of the 50,783 shares owned beneficially by Mr. Schepers, he has: (1) sole voting and dispositive with respect to the 13,812 shares of Common Stock owned individually; (2) shared voting and dispositive power with his wife with respect to the 5,230 shares of Common Stock owned by them jointly and the 1,121 shares of Common Stock owned by his wife individually; (3) sole voting and shared dispositive power with the trustees of the ESOP with respect to 3,641 shares of Common Stock allocated to Mr. Schepers under the ESOP; (4) sole voting but no dispositive power with respect to 4,692 shares of unvested, restricted Common Stock granted to Mr. Schepers under the RRP; and (5) sole voting and dispositive power with respect to vested options to purchase 22,287 shares of Common Stock granted to Mr. Schepers pursuant to the Stock Option Plan.

     No other person is known to have the right to receive or the right the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Schepers.

     Not included in the above amount are options to purchase
11,143 shares of Common Stock granted to Mr. Schepers pursuant to the Stock Option Plan. These options are scheduled to vest on December 28, 1996, subject to Mr. Schepers' continued service as an officer and/or director of the Company or the Bank. On
October 28, 1996, Mr. Schepers will be deemed to be the beneficial owner of the 11,143 shares of Common Stock relating to the foregoing stock options. Assuming the Company's aggregate number of issued and outstanding shares of Common Stock remains at 938,000 shares (the number of issued and outstanding share of
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Common Stock as of the date of this filing) and that there are no other changes in Mr. Schepers' beneficial ownership of Common
Stock, then Mr. Schepers will be deemed to be the beneficially owner of 61,926 shares of Common Stock, representing 6.37% of the Company's Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Mr. Schepers and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Company Common Stock beneficially owned by Mr. Schepers is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.
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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: October   , 1996             /s/ Larry V. Schepers
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                                   Larry V. Schepers